FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934





For the month of June, 2003

Commission File Number: 0-30820


                             Tioga Technologies Ltd.


                 (Translation of registrant's name into English)

                 1 Azrieli Center, Round Tower, Tel-Aviv, Israel

                              001-(972-3) 607-0333


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F X       Form 40-F________



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____ No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The information in this report on Form 6-K is incorporated by reference into all Registration Statements which the registrant has filed or which it will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.





                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: Tioga Technologies Reports Results for the Period January 1 through April 28, 2003. Dated: June 10, 2003.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                     Tioga Technologies Ltd.

                                                     (Registrant)

                                                     /s/ Izhak Tamir
                                                     -------------------

Date: June 16, 2003                                  By: Izhak Tamir

                                                     Chairman of the Board



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                                  EXHIBIT INDEX



Exhibit Number                      Description of Exhibit



10.1 Press Release: Tioga Technologies Reports Results for the Period January 1 through April 28, 2003. Dated: June 10, 2003.

                                  EXHIBIT 10.1



                                                         PRESS RELEASE

                                                         FOR IMMEDIATE RELEASE

For more information contact:

Lee Roth
KCSA Public Relations Worldwide
(212) 896-1209 lroth@kcsa.com




                Tioga Technologies Reports Results for the Period
                        January 1 through April 28, 2003

Tel Aviv, Israel, June 10, 2003 -- Tioga Technologies Ltd. (OTC BB: TIGA) today announced financial results for the period from January 1, 2003 through April 28, 2003 (the "Period"). The results for the Period are used for accounting for certain assets sold and liabilities assumed pursuant to the Asset Purchase Agreement with STMicroelectronics NV, which was effective as of April 28, 2003. The results do not reflect post-closing effects of the transaction.

Revenues for the Period were $2.7 million, as compared to $ 0.5 million in the quarter ended March 31, 2002. The net loss for the Period was $(0.1) million, or $(0.003) per share, as compared to a net loss of $(2.6) million, or $(0.11) per share, for the quarter ended March 31, 2002.

During the Period, the Company repurchased approximately 1.0 million of its ordinary shares under the terms of the previously announced repurchase plan. Thereafter, 2.4 million additional shares have been repurchased in accordance with the repurchase plan.

The following major events occurred subsequent to April 28, 2003 with the closing of the transaction, and are not reflected in the financial statements for the Period:

- The Company received from STMicroelectronics, cash in the amount of $10.2 million. An additional amount of $1.8 million was deposited by STMicroelectronics in an escrow account.

- The Company repaid approximately $6.0 million of liabilities to a related party.

- STMicroelectronics assumed the balance sheet liabilities related to employees and current operations, and substantially all of the assets, excluding trade receivables, were transferred from Tioga to STMicroelectronics.

Following the closing of the transaction, substantially all the employees, including senior management, of the Company joined STMicroelectronics, and the Company has ceased its previous business activities. Accordingly, the financial results reported in this announcement are not an indication of future performance.

Andy Carmon, CEO, who had been appointed to the position in January 2003, resigned and joined STMicroelectronics. The Board of Directors has requested that Izhak Tamir, Chairman of the Board, serve as CEO. Mr. Tamir agreed to serve in such capacity for no compensation until the end of 2003. This appointment will be presented for shareholder approval at the Company's next shareholders' meeting. The Board of Directors is currently exploring various alternatives and business opportunities.

Izhak Tamir, Chairman of Tioga said, "I would first like to take the opportunity to thank everyone who has been associated with Tioga since its inception. Since the closing of the transaction, our Board of Directors has been evaluating several alternatives related to Tioga's future and we expect to further evaluate the alternatives to effect the best possible course of action."

About Tioga Technologies:

Until the closing of the Assets Transaction with STMicroelectronics, Tioga Technologies Ltd. developed standard integrated circuits (ICs) for broadband communications applications. Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tioga is headquartered in Tel Aviv, Israel.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.



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






                                        Tioga Technologies, Ltd.

                                          Consolidated Balance
                                                 Sheet
                                         (dollars in thousands)

                                                                April 28,            December
                                                                  2003               31, 2002
                                                                (Audited)           (Audited)

         Assets

               Current assets


               Cash and cash equivalents                          5,048               5,559

               Trade receivables                                  1,012               1,693

               Other current assets                                421                 908

               Severance pay fund                                  965                  0

               Inventories                                         25                   37
                                                              --------------       -------------

                    Total current assets                          7,471               8,197


               Long-term  investments

               Long-term prepaid expenses                           0                   0

               Long- term lease deposits                            0                   28

                                                              --------------       -------------

                     Total-long term investments                    0                   28


               Severance pay fund                                   0                  894
                                                              --------------       -------------


               Property and equipment, net                         280                 379
                                                              --------------       -------------


                    Total assets                                  7,751               9,498
                                                              --------------       -------------


         Liabilities and Shareholders' Deficiency

               Current liabilities

               Current maturities of long term loan from a
               related party                                       5,200              1,800

               Trade payables                                       205                106

               Related party-current account                        799                674

               Employees and payroll accruals                       594                448

               Accrued severance pay                               1,655                0

               Other current liabilities                            940               1,218
                                                              -----------------    -------------

                    Total current liabilities                      9,393              4,246


               Long-Term Liabilities

               Long-term loan from a related party                   0                5,200

               Accrued severance pay                                 0                1,600
                                                              -----------------    -------------

                    Total long-term liabilities                      0                6,800


               Shareholders' deficiency                           (1,642)            (1,548)
                                                              -----------------    -------------


               Total liabilities and shareholders' equity
               (Deficiency)                                        7,751              9,498
                                                              -----------------    -------------


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


                                Tioga Technologies, Ltd.

                         Consolidated Statements of Operations

             (Dollars in thousands, except share and per share data)

                                                            For the period from
                                                          January 1, 2003 through
                                                             April 28, 2003

Revenues



      Development and marketing services                           2,666

      Royalties from related party                                   0

      Product                                                       25
                                                         -----------------------
                                                         -----------------------

                                                                   2,691

Operating costs and expenses:

Research and development costs, net                                1,838


Product Costs                                                        8


Selling, marketing, general and administrative
expenses                                                             621


Impairment of property and equipment                                 0


Amortization of deferred stock compensation                          173
                                                         -----------------------


Total operating costs and expense                                  2,640
                                                         -----------------------


Operating income                                                    51


Other expenses                                                       0

Other income                                                         0

Financial income (expenses), net                                   (137)
                                                         -----------------------


Net income (loss) from continuing operations                       (86)

Income (loss) from discontinued operations                           0
                                                         -----------------------


Net income (loss)                                                  (86)
                                                         ======================


Basic net earning (loss) per share:

 Continuing operations                                           $ (0.003)

Discontinued operations                                              -
                                                         -----------------------
                                                         -----------------------

 Net earning (loss)  per share                                   $ (0.003)
                                                         =======================
                                                         =======================


Number of shares used in computing basic net loss per share

                                                                 24,930,598
